EXHIBIT 99.1

Mogo Reports Results for Q2 2023 and Share Consolidation

Gross Profit of $11.9 million, up 4.9% yr/yr

Adjusted EBITDA of $1.8 million in the quarter, up from ($4.1) million in Q2 2022

Company increases full-year Adjusted EBITDA guidance to $7.0 million to $9.0 million

Subsequent to quarter end received ~87 million shares in WonderFi Technologies Inc. (TSX: WNDR)

Company announces 3:1 share consolidation

Mogo reports in Canadian dollars and in accordance with IFRS

Vancouver, British Columbia, August 10, 2023 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO) (“Mogo” or the “Company”), one of Canada’s leading financial technology companies, today announced its financial and operational results for the second quarter ended June 30, 2023.

“Over the past year, we focused our team and resources on accelerating the path to profitability, narrowing our product focus and building a more efficient operating platform – one that will allow us to scale Mogo profitably over time while competing as a low-cost provider in our markets,” said David Feller, Mogo’s Founder and CEO. “We have made excellent progress to date, highlighted by a significant year-over-year improvement in Adjusted EBITDA. At the same time, we have our sights on future growth as we emerge from this period, with each of the three core pillars – Wealth, Payments, and Lending – expected to be profitable growth drivers for the business. In each of these areas, we believe we have differentiated products that can win share in large addressable markets.”

Key Financial Highlights for Q2 2023

•	Q2 revenue of $16.0 million, down 7% over the prior year, mainly reflecting the Company’s previously disclosed decision to narrow its strategic focus and exit certain sub-scale and unprofitable products.
•	Q2 gross profit increased to $11.9 million (75% margin) compared to $11.3 million (66% margin) in Q2 2022.
•	During Q2 2023, Mogo continued to focus on cost efficiency and improving its cash flow. As a result of these initiatives, total operating expenses for Q2 2023 decreased by $8.1 million, or 38%, compared to Q2 2022. In addition, these efficiency initiatives resulted in an improvement in cash flows from operations (before investment in loan portfolio)[1] from negative $2.5 million in Q2 2022 to positive $2.1 million in Q2 2023.
•	Mogo reported a material improvement in Adjusted EBITDA[1], which reached $1.8 million in Q2 2023, compared with an Adjusted EBITDA loss of ($4.1) million in Q2 2022.
•	Adjusted net loss[1] improved to ($2.9) million in Q2 2023 from ($9.5) million in Q2 2022.
•	Net loss decreased to ($10.0) million in Q2 2023, compared with net loss of ($51.9) million in Q2 2022.
•

Ended Q2 with cash and total investments of $52.3 million. This included combined cash and restricted cash of $22.1 million, investment portfolio of $13.5 million, and Mogo’s $16.7 million stake in Coinsquare Ltd. (“Coinsquare”), which was converted to publicly traded common shares of WonderFi Technologies Inc. (“WonderFi") (TSX: WNDR) subsequent to the end of the quarter.

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“While revenue has remained relatively steady through this restructuring period, our second quarter results showed increased gross profit and gross profit margin and continued meaningful growth in Adjusted EBITDA year-over-year to $1.8 million in the quarter, highlighting the underlying profitability of our model,” said Greg Feller, President & CFO. “Our progress gives us increased confidence in reaching our target of a combined EBITDA margin and revenue growth rate of at least 40% in the second half of 2024.”

Business & Operations Highlights

•	Mogo's digital payment solutions business, Carta Worldwide, processed over $2.5 billion of payments volume in Q2 2023, an increase of 51% compared to Q2 2022.
•	On July 10, 2023, Mogo announced that Coinsquare, in which Mogo had a 34% ownership stake, completed a business combination with WonderFi and CoinSmart Financial Inc. This transaction positions the resulting entity, WonderFi, and its registered operating subsidiaries, as one of the largest regulated crypto investing ecosystems in Canada. Mogo owns approximately 14% of WonderFi following the business combination.
•	During Q2, MogoTrade removed invitation only restrictions and made the application available to the general public.
•	The Company will have approximately 24.9 million common shares issued and outstanding upon implementing the 3:1 share consolidation. The shares are expected to commence trading on the TSX and Nasdaq on a post-Consolidation basis at the start of trading on Monday, August 14, 2023.

Financial Outlook

In recent quarters, Mogo has focused on accelerating its path to profitability by placing an emphasis on cost efficiency and building financial resiliency in light of challenging financial market conditions. As a result of these initiatives, total operating expenses decreased by $8.1 million, or 38%, in Q2 2023 compared to Q2 2022.

For fiscal 2023, the Company will continue to focus on accelerating its path to profitability with a specific emphasis on increasing its adjusted EBITDA. For 2023, Mogo is focused on achieving :

•	Full-year Adjusted EBITDA of $7.0 million to $9.0 million, an increase from the Company’s previous guidance of $6.0 million to $8.0 million;
•	Exiting 2023 with an annual Adjusted EBITDA run rate of $10.0 million to $14.0 million (based on a Q4 2023 Adjusted EBITDA target of $2.5 million to $3.5 million).

1 Non-IFRS measure. For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures” in the Company’s MD&A for the period ended June 30, 2023.

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Share Consolidation

The Company announced that effective today, it will consolidate its issued and outstanding common shares (the “Shares”) at a ratio of three (3) pre-consolidation Shares to one (1) post-consolidation Share (the “Consolidation”).

The Shares are expected to commence trading on the TSX and Nasdaq on a post-Consolidation basis at the start of trading on Monday, August 14, 2023.

The Consolidation has been approved by the board of directors of Mogo (the “Board”) and by shareholders of the Company (the “Shareholders”) pursuant to the share consolidation authorizing resolution approved at the Company’s most recent annual general and special meeting of Shareholders held on June 27, 2023. As discussed in greater detail in the management information circular of the Company dated May 29, 2023, The Board believes implementing the Consolidation is in the best interest of the Company as it allows Mogo to regain compliance with the minimum bid price requirement of US$1.00 per share in respect of its listing on the NASDAQ and maintain its NASDAQ listing.

No fractional Shares will be issued under the Consolidation. The holdings of any shareholder who would otherwise be entitled to receive a fractional Share as a result of the Consolidation shall be rounded up to the next higher whole number if the fraction is 0.5 or greater and rounded down to the next lower whole number if the fraction is less than 0.5. The Consolidation will not affect any Shareholder’s percentage ownership in the Company other than by the minimal effect of the aforementioned elimination of fractional Shares, even though such ownership will be represented by a smaller number of Shares. Instead, the Consolidation will reduce proportionately the number of Shares held by all Shareholders.

Shareholders who hold uncertificated Shares (including Shares held through a brokerage account and/or not represented by a physical share certificate), will have their holdings electronically adjusted by the Company’s transfer agent or by their brokerage firms, banks, trust or other nominees. Such Shareholders do not need to take any additional actions to exchange their pre-Consolidation Shares for post-Consolidation Shares. Letters of transmittal are being mailed to all registered Shareholders holding share certificates with instructions on how to exchange existing share certificate(s) for new share certificate(s). A copy of the letter of transmittal will also be available on the Company’s profile on SEDAR+.

The Company’s new CUSIP number for the post-Consolidation Shares will be 60800C208 and its new ISIN number will be CA60800C2085.

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Conference Call & Webcast

Mogo will host a conference call to discuss its Q2 2023 financial results at 3:00 p.m. EDT on August 10, 2023. The call will be hosted by David Feller, Founder and CEO, and Greg Feller, President and CFO. To participate in the call, dial (416) 764-8658 or (888) 886-7786 (International) using conference ID: 00069339. The webcast can be accessed at http://investors.mogo.ca. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected.

Non-IFRS Financial Measures

This press release makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including Adjusted EBITDA, Adjusted net loss and Cash provided by (used in) operating activities before investment in gross loans receivable, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. For more information, please see “Non-IFRS Financial Measures” in our Management’s Discussion and Analysis for the period ended June 30, 2023, which is available at www.sedarplus.com and at www.sec.gov.

The following tables present a reconciliation of each non-IFRS financial measure to the most comparable IFRS financial measure.

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Adjusted EBITDA

($000s)
	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Net loss before tax	$(10,038)	$(51,955)	$(17,090)	$(70,900)
Depreciation and amortization	2,204	3,146	4,577	6,326
Stock-based compensation	801	2,574	1,094	6,185
Credit facility interest expense	1,493	1,039	2,948	1,972
Debenture and other financing expense	831	846	1,609	1,657
Accretion related to debentures	234	311	507	620
Share of (gain) loss in investment accounted for using the equity method	(207)	8,766	2,972	14,329
Revaluation (gain) loss	(255)	3,397	(1,508)	2,249
Impairment of investment accounted for using the equity method	5,295	26,749	5,295	26,749
Other non-operating expense	1,486	993	2,457	1,137
Adjusted EBITDA	1,844	(4,134)	2,861	(9,676)

Adjusted Net Loss

($000s)
	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Net loss before tax	$(10,038)	$(51,955)	$(17,090)	$(70,900)
Stock-based compensation	801	2,574	1,094	6,185
Share of (gain) loss in investment accounted for using the equity method	(207)	8,766	2,972	14,329
Revaluation (gain) loss	(255)	3,397	(1,508)	2,249
Impairment of investment accounted for using the equity method	5,295	26,749	5,295	26,749
Other non-operating expense	1,486	993	2,457	1,137
Adjusted net loss	(2,918)	(9,476)	(6,780)	(20,251)

Cash provided by (used in) operating activities before investment in gross loans receivable

($000s)
	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Net cash used in operating activities	$(1,813)	$(8,726)	$(2,812)	$(20,044)
Net issuance of loans receivable	(3,939)	(6,250)	(5,007)	(10,431)
Cash provided by (used in) operations before investment in gross loans receivable	2,126	(2,476)	2,195	(9,613)

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Forward-Looking Statements

This news release may contain “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding Mogo’s path to profitability, the Company’s ability to make investments in long-term growth products, the Company’s plan for accelerating revenue growth in 2024, the Company’s financial outlook for 2023, including Adjusted EBITDA and statements regarding the Consolidation, including its effective date and the date of trading of post-Consolidation shares. Forward-looking statements are typically identified by words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo's control, including the receipt of any required regulatory approval. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedarplus.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

About Mogo

Mogo, one of Canada’s leading digital finance companies, is empowering its members with simple digital solutions to help them build wealth and achieve financial freedom. Mogo’s trade app, MogoTrade, offers commission-free stock trading that helps users make a positive impact with every investment and together with Moka, Mogo’s wholly-owned subsidiary bringing automated, fully-managed flat-fee investing to Canadians, forms the heart of Mogo’s digital wealth platform. Mogo also offers digital loans and mortgages. Through Mogo’s wholly-owned subsidiary, Carta Worldwide, we also offer a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe and Canada. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:

Craig Armitage

Investor Relations

investors@mogo.ca

(416) 347-8954

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

646-829-9701

shamsian@lythampartners.com

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